Filed by Circuit City Stores, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                      Subject Company: Circuit City Stores, Inc.
                                                   Commission File No. 001-05767

                 CARMAX GROUP REPORTS RECORD FOURTH QUARTER AND
                       FISCAL YEAR 2002 SALES AND EARNINGS

Richmond, Va., April 2, 2002 - In a separate release, Circuit City Stores, Inc. today released fourth quarter and fiscal year results for the company, including record sales and earnings for the CarMax Group (NYSE:KMX).

Fourth Quarter and Fiscal Year Results
Sales: Total sales for the CarMax Group rose 22 percent for the quarter ended February 28, 2002, to $779.2 million from $640.0 million in the same period last year. Comparable store unit sales rose 22 percent, and comparable store dollar sales rose 23 percent. Comparable store used unit sales rose 23 percent, and comparable store used dollar sales rose 25 percent. Comparable store new unit sales rose 11 percent, and comparable store new dollar sales rose 12 percent.

For the fiscal year ended February 28, 2002, total sales for the CarMax Group rose 28 percent to $3.20 billion from $2.50 billion in the prior year. Comparable store unit sales rose 23 percent, and comparable store dollar sales rose 28 percent. Comparable store used unit sales rose 24 percent, and comparable store used dollar sales rose 30 percent. Comparable store new unit sales rose 21 percent, and comparable store new dollar sales rose 24 percent.

Comparable Store Sales Growth
-----------------------------
                          Fourth Quarter Ended              Fiscal Year Ended
                               February 28                     February 28
                               -----------                     -----------
                          2002             2001            2002            2001
                          ----             ----            ----            ----
Vehicle dollars:
     Used vehicles         25%              28%            30%              19%
     New vehicles          12%               4%            24%               9%
Total                      23%              23%            28%              17%

Vehicle units:
     Used vehicles         23%              19%            24%              13%
     New vehicles          11%               3%            21%               9%
Total                      22%              17%            23%              12%



                                     -more-

CarMax Group
Page 2 of 10


CarMax Group Earnings
---------------------
(Amounts in millions except per share data)                       Fourth Quarter Ended             Fiscal Year Ended
                                                                      February 28                    February 28
                                                                      -----------                    -----------
                                                                  2002            2001            2002           2001
                                                                  ----            ----            ----           ----
CarMax Group net earnings                                        $18.4           $ 7.8           $90.8          $45.6
Net earnings attributed to the Circuit City Group stock          $11.8           $ 5.8           $62.8          $34.0
Net earnings attributed to the CarMax Group stock                 $6.6           $ 2.0           $28.0          $11.6
CarMax Group diluted weighted average
       shares outstanding                                         38.6            27.0            34.1           27.0
Net earnings per CarMax Group share                              $0.17           $0.07           $0.82          $0.43

Net Earnings: CarMax Group fourth quarter fiscal 2002 net earnings rose 136 percent to $18.4 million from $7.8 million in the fourth quarter of the prior year. A write-off of goodwill associated with two underperforming new-car franchises reduced fourth quarter fiscal year 2001 net earnings by $5.4 million.

In the fourth quarter of fiscal 2002, the net earnings attributed to the CarMax Group stock were $6.6 million compared with $2.0 million in the fourth quarter of the prior year. The remainder of the CarMax Group's net earnings is attributed to the shares of CarMax Group stock reserved for issuance to the holders of Circuit City Group stock or for the benefit of the Circuit City Group. Net earnings per CarMax Group share rose to 17 cents from 7 cents.

For fiscal 2002, CarMax Group net earnings rose 99 percent to $90.8 million from $45.6 million in fiscal 2001. The fiscal 2001 net earnings reflect the $5.4 million reduction resulting from the goodwill write-off discussed above.

For fiscal 2002, net earnings attributed to the CarMax Group stock increased 142 percent to $28.0 million from $11.6 million in fiscal 2001. Net earnings per CarMax Group share rose 91 percent to 82 cents per share from 43 cents per share in fiscal 2001. The remainder of the CarMax Group earnings is attributed to the shares reserved for the Circuit City Group as discussed above.

For the quarter and for the fiscal year, net earnings attributed to the CarMax Group stock grew faster than total net earnings and net earnings per CarMax
Group share because of the impact of the second quarter public offering of CarMax Group stock by Circuit City Stores, Inc. Under current accounting standards, quarterly earnings per CarMax Group share are calculated by dividing earnings attributed to the CarMax Group stock for the reported quarter by the weighted average CarMax Group shares outstanding for the quarter. Year-to-date earnings per share are calculated by dividing year-to-date earnings attributed to the CarMax Group stock by the weighted average shares outstanding for the full year. Therefore, year-to-date earnings per share do not equal the sum of the quarterly earnings per share.

                                     -more-

CarMax Group
Page 3 of 10

With the impact of the second quarter offering, 64.2 percent of the CarMax Group's fourth quarter earnings and 69.2 percent of the full year earnings were allocated to the Circuit City Group. At the end of the year, the CarMax Group shares reserved for the Circuit City Group represented 64.1 percent of the total of CarMax Group shares outstanding and shares reserved for the Circuit City Group.

Business Performance Review
Operating Ratios
                                        Fourth Quarter Ended              Fiscal Year Ended
                                             February 28                     February 28
                                             -----------                     -----------
                                        2002             2001            2002            2001
                                        ----             ----            ----            ----
Net sales and operating revenues       100.0%           100.0%         100.0%            100.0%
Gross profit margin                     12.9%            12.8%          12.6%             13.2%
Expense ratio                            9.0%            10.4%           7.9%              9.8%
Operating profit margin (a)              3.8%             2.4%           4.7%              3.4%
Net after-tax margin                     2.4%             1.2%           2.8%              1.8%

(a) Operating profit margin equals earnings before interest and taxes as a percent of net sales and operating revenues.

For the quarter, CarMax produced pretax earnings of $29.7 million, a 137 percent increase from $12.5 million in the fourth quarter of the prior year. For fiscal 2002, pretax earnings were $146.5 million, up 99 percent from $73.5 million in fiscal 2001.

"CarMax produced exceptionally strong used- and new-car sales growth in every quarter of fiscal 2002, virtually all of which was comparable store sales growth," said W. Austin Ligon, president of CarMax. "Our powerful consumer offer continued to generate especially strong used-car unit comparable store sales growth. The additional traffic that resulted from new-car manufacturer zero-percent financing incentives gave an added boost to both used- and new-car sales in the third quarter and early in the fourth quarter.

"In the fourth quarter, as we have throughout the year, we met our targets for average gross margin dollars per used unit. Our strong used unit comparable store sales growth generated considerable leverage of fixed expenses and corporate overhead, helping to produce a fourth quarter expense ratio of 9.0 percent and a fiscal 2002 expense ratio of 7.9 percent," said Ligon. "As we did in fiscal 2001, we also benefited from mild winter weather in the fourth quarter and experienced no sales interruptions of any consequence in any of our superstores." The fourth quarter and full year fiscal 2001 expense ratios include an $8.7 million pretax write-off of goodwill associated with two underperforming new-car franchises.

Fiscal 2003 Expectations
------------------------
Sales Expectations: "We expect fiscal 2003 to be a year of strong growth for CarMax," said Ligon. "Last year's exceptional performance included unusually high customer traffic in October, November, and December, driven by new-car manufacturer zero-percent financing incentives. This extra traffic added sales to the already strong trends established in the first two quarters. Nonetheless, we believe that even against last year's strong comparisons, we can deliver used-car unit comparable store sales growth in the low- to mid-teens in the

                                     -more-

CarMax Group
Page 4 of 10

first half, moderating to high-single- to low-double-digits in the second half of fiscal 2003. With our expected new store openings, we now anticipate total used-car sales growth in the 15 to 20 percent range for the year."

Earnings Expectations: "This strong used-car comparable store sales growth should, we believe, produce earnings per CarMax Group share in the range of 95 cents to $1.00 for fiscal 2003," Ligon said. "For the first half of 2003, we expect earnings per CarMax Group share to increase in the 15 percent to 20 percent range. For the third quarter, we expect earnings per share to be roughly flat. For the fourth quarter, we expect the earnings per share growth rate to be in the mid-teens. Second half earnings will be moderated by pre-opening and grand-opening expenses of new stores. Further, we do not expect a repeat of last year's windfall sales from the zero-percent financing traffic that benefited October, November and December.

"We also noted throughout the year that our finance operation, CarMax Auto Finance, benefited from favorable yield spreads that began in the fourth quarter of fiscal 2001 and continued through fiscal 2002 as the Federal Reserve Board attempted to moderate the economic decline through unprecedented decreases in interest rates. As the market has anticipated an improving economy, we have already seen increases in CarMax Auto Finance's cost of funds and anticipate that the additional benefit derived from the lower cost of funds will diminish in fiscal 2003. As a result, we now estimate that the fiscal 2003 contribution from our finance operation will be approximately equal to the contribution in fiscal 2002, despite anticipated higher financing volume consistent with our expected sales increase. We are estimating that the excess spread will diminish gradually during the course of the year.

"Also a factor in our earnings expectations for fiscal 2003 are additional employee expenses, such as training and relocation, as we deepen our management in preparation for future expansion. In addition, our expectations include preliminary estimates of expenses expected to be incurred in the second half of the fiscal year if the planned separation is approved," said Ligon. The CarMax Group earnings per share estimate does not include the one-time costs associated with the proposed CarMax separation. CarMax will absorb the separation costs, which are estimated to be approximately $8 million, or 8 cents per CarMax Group share. These costs are not tax deductible and would occur primarily in the second quarter, with some costs occurring in the first quarter.

CarMax plans to open a used-car superstore in Roseville, Calif., in the Sacramento market later this month. In addition, CarMax now expects to open four to five used-car superstores in the second half of the fiscal year, including entering the Knoxville, Tenn., and Las Vegas, Nev., markets and adding satellite superstores in the Chicago, Ill., and Charlotte, N.C., markets. Adding a satellite in Charlotte will help CarMax determine how much market share can profitably be increased in mid-sized markets with the addition of a satellite superstore.

                                     -more-

CarMax Group
Page 5 of 10

CarMax Separation
-----------------
As previously announced, the company's board of directors has authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become a separate publicly traded company. Accordingly, on March 29, 2002, CarMax, Inc. filed a registration statement, including a preliminary proxy/prospectus, with the Securities and Exchange Commission with regard to the transaction. The separation is expected to be completed by late summer, subject to shareholder approval and final approval by the board of directors.

Conference  Call  Information:  Circuit  City  will host a  conference  call for
------------------------------
investors today, April 2, 2002, at 11:00 a.m. ET to discuss this morning's announcement. The conference call will begin with a discussion of the CarMax Group's results, followed by a discussion of the Circuit City Group's results.

Domestic  investors  may access the call at  1-888-455-0032  (passcode:  Circuit
City).  International  investors should dial 1-712-257-2881  (passcode:  Circuit
City).  A live Web cast of the  conference  call will be available on the CarMax investor information home page at http://investor.CarMax.com or at www.streetevents.com.

A replay of the call will be available beginning at approximately 2:00 p.m. ET today and will run through midnight, April 9, 2002. Domestic investors may access the recording at 1-800-839-3141 and international investors at 1-402-998-1687. No access code is required. A replay of the call also will be available on CarMax's investor information home page by the end of business today.

CarMax is the nation's leading specialty retailer of used cars. With headquarters in Richmond, Va., CarMax currently operates 40 retail units in 38 locations, including 35 used-car superstores. CarMax also operates 18 new-car franchises, 15 of which are integrated or co-located with its used-car superstores. For more information, access the CarMax Web site at www.CarMax.com.

CarMax is a subsidiary of Circuit City Stores, Inc. Circuit City Stores, Inc. has two series of common stock, one of which is the CarMax Group stock, which tracks the performance of the CarMax operations, and the other of which is the Circuit City Group stock, which tracks the performance of the Circuit City Group operations and the CarMax Group shares reserved for the Circuit City Group or for issuance to holders of Circuit City Group stock. A portion of the earnings of the CarMax business is attributed to the CarMax Group stock; the balance is attributed to the Circuit City Group stock.

                                     -more-

CarMax Group
Page 6 of 10

This release contains forward-looking statements, which are subject to risks and uncertainties, including, but not limited to, risks associated with plans to separate the CarMax business from the company and create a separate publicly traded company. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the Circuit City Stores, Inc. SEC filings.


 Contact: Dandy Barrett, Director of CarMax Investor Relations, (804) 935-4591
          Ann Collier, Vice President of Financial and Public Relations
                    Circuit City Stores, Inc., (804) 527-4058

                                     -more-

CarMax Group
Page 7 of 10

                                                     CIRCUIT CITY STORES, INC.
                                                     -------------------------
                                                CONSOLIDATED STATEMENTS OF EARNINGS
                                                -----------------------------------
                                                     PERIODS ENDED FEBRUARY 28
                                                     -------------------------
                                            (Amounts in thousands except per share data)



                                                                  Three Months                           Twelve Months
                                                                  ------------                           -------------
                                                            2002                2001               2002                2001
                                                            ----                ----               ----                ----
NET SALES AND OPERATING REVENUES                      $     4,170,847     $    3,817,127      $     12,791,468     $    12,959,028
Cost of sales, buying and warehousing                       3,242,772          2,960,660            10,049,793          10,135,380
Appliance exit costs                                           10,000                  -                10,000              28,326
                                                      ---------------     --------------      ----------------     ---------------

GROSS PROFIT                                                  918,075            856,467             2,731,675           2,795,322

Selling, general and
   administrative expenses                                    660,431            685,555             2,372,941           2,514,912
Appliance exit costs                                                -                  -                     -               1,670
Interest expense                                                  719              4,518                 5,839              19,383
                                                      ---------------     --------------      ----------------     ---------------

EARNINGS BEFORE INCOME TAXES                                  256,925            166,394               352,895             259,357

Provision for income taxes                                     97,635             63,230               134,100              98,555
                                                      ---------------     --------------      ----------------     ---------------


NET EARNINGS                                          $       159,290     $      103,164      $        218,795     $       160,802
                                                      ===============     ==============      ================     ===============

Net earnings attributed to:
   Circuit City Group Common Stock                    $       152,708     $      101,190      $        190,799     $       149,247
                                                      ===============     ==============      ================     ===============
   CarMax Group Common Stock                          $         6,582     $        1,974      $         27,996     $        11,555
                                                      ===============     ==============      ================     ===============

Weighted average common shares:
   Circuit City Group:
     Basic                                                    206,183            204,401               205,501             203,774
                                                      ===============     ==============      ================     ===============
     Diluted                                                  209,343            206,380               207,095             205,830
                                                      ===============     ==============      ================     ===============

   CarMax Group:
     Basic                                                     36,597             25,579                32,140              25,554
                                                      ===============     ==============      ================     ===============
     Diluted                                                   38,586             27,026                34,122              26,980
                                                      ===============     ==============      ================     ===============

NET EARNINGS PER SHARE ATTRIBUTED TO:
   Circuit City Group:
     Basic                                            $          0.74     $         0.50      $           0.93     $          0.73
                                                      ===============     ==============      ================     ===============
     Diluted                                          $          0.73     $         0.49      $           0.92     $          0.73
                                                      ===============     ==============      ================     ===============
   CarMax Group:
     Basic                                            $          0.18     $         0.08      $           0.87     $          0.45
                                                      ===============     ==============      ================     ===============
     Diluted                                          $          0.17     $         0.07      $           0.82     $          0.43
                                                      ===============     ==============      ================     ===============

                                                              -more-

CarMax Group
Page 8 of 10

                                                CIRCUIT CITY STORES, INC.
                                                -------------------------
                                               CONSOLIDATED BALANCE SHEETS
                                               ---------------------------
                                                  (Amounts in thousands)



                                                                                           February 28
                                                                                           -----------
                                                                               2002                          2001
                                                                         --------------                 --------------
ASSETS

Current Assets:
Cash and cash equivalents                                              $        1,251,532            $           446,131
Net accounts receivable                                                           726,541                        585,761
Inventory                                                                       1,633,327                      1,757,664
Prepaid expenses and other current assets                                          41,311                         57,623
                                                                       ------------------            -------------------
Total Current Assets                                                            3,652,711                      2,847,179

Property and equipment, net                                                       853,778                        988,947
Other assets                                                                       32,897                         35,207
                                                                       ------------------            -------------------
TOTAL ASSETS                                                           $        4,539,386            $         3,871,333
                                                                       ==================            ===================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Current installments of long-term debt                                 $          102,073            $           132,388
Accounts payable                                                                1,106,679                        902,560
Short-term debt                                                                    10,237                          1,200
Accrued expenses and other current liabilities                                    284,032                        162,972
Deferred income taxes                                                             138,306                         92,479
                                                                       ------------------            -------------------
Total Current Liabilities                                                       1,641,327                      1,291,599

Long-term debt, excluding current installments                                     14,064                        116,137
Deferred revenue and other liabilities                                            149,269                         92,165
Deferred income taxes                                                                 288                         14,949
                                                                       ------------------            -------------------
TOTAL LIABILITIES                                                               1,804,948                      1,514,850

STOCKHOLDERS' EQUITY                                                            2,734,438                      2,356,483
                                                                       ------------------            -------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $        4,539,386            $         3,871,333
                                                                       ==================            ===================


                                                         -more-

CarMax Group
Page 9 of 10

                                                        CARMAX GROUP
                                                   STATEMENTS OF EARNINGS
                                                  PERIODS ENDED FEBRUARY 28
                                        (Amounts in thousands except per share data)



                                                           Three Months                              Twelve Months
                                                           ------------                              -------------
                                                    2002                 2001                 2002                 2001
                                                    ----                 ----                 ----                 ----
NET SALES AND OPERATING REVENUES              $       779,158      $     639,996         $    3,201,665      $    2,500,991

Cost of sales                                         678,967            557,927              2,797,962           2,171,232
                                              ---------------      -------------         --------------      --------------

GROSS PROFIT                                          100,191             82,069                403,703             329,759

Selling, general and
    administrative expenses                            70,262             66,566                252,289             244,167

Interest expense                                          257              2,960                  4,958              12,110
                                              ---------------      -------------         --------------      --------------

EARNINGS BEFORE INCOME TAXES                           29,672             12,543                146,456              73,482

Provision for income taxes                             11,276              4,762                 55,654              27,918
                                              ---------------      -------------         --------------      --------------

NET EARNINGS                                  $        18,396      $       7,781         $       90,802      $       45,564
                                              ===============      =============         ==============      ==============

Net earnings attributed to:
    Circuit City Group
        Common Stock                          $        11,814      $       5,807         $       62,806      $       34,009
                                              ===============      =============         ==============      ==============
    CarMax Group
        Common Stock                          $         6,582      $       1,974         $       27,996      $       11,555
                                              ===============      =============         ==============      ==============

Weighted average common shares:
    Basic                                              36,597             25,579                 32,140              25,554
                                              ===============      =============         ==============      ==============
    Diluted                                            38,586             27,026                 34,122              26,980
                                              ===============      =============         ==============      ==============

NET EARNINGS PER SHARE:
    Basic                                     $          0.18      $        0.08         $         0.87      $         0.45
                                              ===============      =============         ==============      ==============
    Diluted                                   $          0.17      $        0.07         $         0.82      $         0.43
                                              ===============      =============         ==============      ==============



                                                           -more-

CarMax Group
Page 10 of 10

                                                        CARMAX GROUP
                                                        ------------
                                                       BALANCE SHEETS
                                                       --------------
                                                   (Amounts in thousands)


                                                                                             February 28
                                                                                             -----------
                                                                               2002                                2001
                                                                       ------------------                   ---------------
ASSETS

Current Assets:
Cash and cash equivalents                                              $             3,286                 $           8,802
Net accounts receivable                                                            173,268                           134,662
Inventory                                                                          399,084                           347,137
Prepaid expenses and other current assets                                            2,065                             2,306
                                                                       -------------------                 -----------------
Total Current Assets                                                               577,703                           492,907

Property and equipment, net                                                        120,976                           192,158
Other assets                                                                        21,543                            25,888
                                                                       -------------------                 -----------------
TOTAL ASSETS                                                           $           720,222                 $         710,953
                                                                       ===================                 =================

LIABILITIES AND GROUP EQUITY

Current Liabilities:
Current installments of long-term debt                                 $            78,608                 $         108,151
Accounts payable                                                                    87,160                            82,483
Short-term debt                                                                      9,840                               987
Accrued expenses and other current liabilities                                      25,775                            16,154
Deferred income taxes                                                               22,009                            18,162
                                                                       -------------------                 -----------------
Total Current Liabilities                                                          223,392                           225,937

Long-term debt, excluding current installments                                           -                            83,057
Deferred revenue and other liabilities                                               8,416                             6,836
Deferred income taxes                                                                2,935                             3,620
                                                                       -------------------                 -----------------
TOTAL LIABILITIES                                                                  234,743                           319,450

GROUP EQUITY                                                                       485,479                           391,503
                                                                       -------------------                 -----------------

TOTAL LIABILITIES AND GROUP EQUITY                                     $           720,222                 $         710,953
                                                                       ===================                 =================

                                                             ###